As filed with the Securities and Exchange Commission on January 15, 1998

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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               ------------

                              SCHEDULE 14D-1
                             (Amendment No. 5)

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------

                            TRIMAS CORPORATION
                      (Exact name of Subject Company)

                              MASCOTECH, INC.
                        MASCOTECH ACQUISITION, INC.
                                 (Bidders)

                               ------------

                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

                               ------------

                                 896215100
                   (CUSIP Number of Class of Securities)

                               ------------

                           David B. Liner, Esq.
                              MascoTech, Inc.
                            21001 Van Born Road
                          Taylor, Michigan 48180
                              (313) 274-7405

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                              With Copies to:

                               ------------

     David W. Ferguson, Esq.              Jerome M. Schwartz, Esq.
      Davis Polk & Wardwell                 Dickinson Wright PLLC
       450 Lexington Avenue            500 Woodward Avenue, Suite 4000
     New York, New York 10017              Detroit, Michigan 48226
          (212) 450-4000                       (313) 223-3628


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               This Amendment No. 5 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on December 17, 1997 by MascoTech, Inc., a Delaware corporation ("Parent"), and MascoTech Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), as amended by Amendment No. 1, dated December 22, 1997, Amendment No. 2, dated December 31, 1997, Amendment No. 3, dated January 7, 1998 and Amendment No. 4, dated January 14, 1998 relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share, of TriMas Corporation, a Delaware corporation, at a price of $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 and in the related Letter of Transmittal.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

               The item of the Schedule 14D-1 set forth below is hereby amended and supplemented as follows:

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

               (b) Item 3(b) is hereby amended by amending the third sentence of the last full paragraph of the subsection "The Tender Offer--Certain Information Concerning the Company--Certain Projections" of the Offer to Purchase so that the paragraph reads in its entirety as follows:

                       The projections were prepared solely for internal
                 use and not with a view to public disclosure or compliance with the published guidelines of the Commission or the American Institute of Certified Public Accountants regarding projections and were not prepared with the assistance of, or reviewed by, independent accountants. Such projections are included by Purchaser in this Offer to Purchase solely because such information was furnished to Parent and Purchaser by the Company. None of Parent, Purchaser, the Company, BT Wolfensohn, Salomon Smith Barney or any other person provides any assurances as to the accuracy of the projected outcomes or completeness of the projections, and the inclusion of such projected information in this Offer to Purchase should not be regarded as an indication that any of such persons consider such projected outcomes to be accurate or reliable. The projections were not prepared in accordance with generally accepted accounting principles and were not audited or reviewed by any independent accounting firm, nor did any such firm perform any other services with respect thereto. While presented with numerical specificity, the projections are based on a variety of assumptions relating to the businesses of the Company, industry performance, general business and economic conditions and other matters which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. These assumptions involve judgments with respect to, among other things, future economic and competitive conditions, inflation rates and future business conditions. Therefore, such projections are inherently imprecise and there can be no assurance that they will prove to be reliable. Also, actual future results may vary materially from those shown in the projections. None of Parent, Purchaser, the Company, BT Wolfensohn or Salomon Smith Barney is under any obligation to or has any intention to update the projections at any future time.



                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.




January 15, 1998                      MASCOTECH, INC.


                                      By: /s/ David B. Liner
                                          -----------------------------------
                                          Name:  David B. Liner
                                          Title: Vice President and
                                                 Corporate Counsel


                                      MASCOTECH ACQUISITION, INC.


                                      By: /s/ David B. Liner
                                          -----------------------------------
                                          Name:  David B. Liner
                                          Title: Secretary